ATTORNEYS AT LAW
ONE INDEPENDENT DRIVE, SUITE 1300 JACKSONVILLE, FL 32202-5017 P.O. BOX 240 JACKSONVILLE, FL 32201-0240 904.359.2000 TEL 904.359.7699 FAX www.foley.com
February 5, 2007	WRITER'S DIRECT LINE 904.359.8713 lkelso@foley.com Email
CLIENT/MATTER NUMBER 080252-0102

Mail Stop 3561

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. Duc Dang
Ms. Babette Cooper
Mr. John Reynolds
Re:	Boulder Specialty Brands, Inc. Amendment No. 2 to Proxy Statement on Schedule 14A File No. 000-51506

Ladies and Gentlemen:

           This letter is in response to your comment letter dated January 31, 2007. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of our client, Boulder Specialty Brands, Inc.

           To facilitate the staff's review of the filing, we are furnishing to Mr. Duc Dang under separate cover four copies of this letter and the blacklined printer's proof of the amended proxy statement being filed contemporaneously herewith.

General

1.	We note your response to comment one of our letter dated December 12, 2006. It would appear from your response that you do not know the identities of the individuals who will serve as your management following the business combination. Please revise to clearly disclose in the appropriate section to explain to investors why you are not able to provide disclosure that they would have access to otherwise when investing in any public operating company.

           Boulder's executive officers, as well as its directors, before the merger will continue in the same positions after the merger, except that the CFO position will be assumed by Christopher Wolf. Mr. Wolf is currently a consultant whose biographical information is disclosed in Boulder's Form 10-K for 2005 and who is already described in the Form 10-K as becoming an employee and the CFO of Boulder, effective with Boulder's initial business combination.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission
February 5, 2007

        No GFA officers, directors or employees will become executive officers or directors of Boulder upon the merger.

           As described in response to Comment 1 in our response letter dated December 29, 2006, Boulder's directors before the merger will be its directors after the merger, so the vote by Boulder's stockholders on the merger does not also constitute a de facto election of new directors who will take office upon completion of the merger. Item 7 of Schedule 14A of the proxy rules requires information about management and management remuneration only if action is to be taken at the meeting with respect to the election of directors.

           For these reasons, we have not disclosed biographical or other information required for directors or executive officers in situations where directors are being elected are or deemed to be elected.

2.	We note your response to comment three of our letter dated December 12, 2006. In the last question and answer on page eight, please revise to clarify in the answer that a failure to vote would not have an effect on several proposals if a quorum is met.

           We have revised the summary question and answer section, on page 9, to disclose that a failure to vote would not have an effect on Proposals 1, 2, 4 and 5 so long as a quorum is met.

3.	We note your response to comment four of our letter dated December 12, 2006. Considering you do not have sufficient funds to proceed with another search should this transaction fail, please revise the appropriate section to clarify whether you would seek to raise additional capital or when you would initiate the liquidation and dissolution process. Also discuss whether you would continue your search by going further into debt.

           We have revised the section titled "Consequences if the Merger Proposal is Not Approved," on page 3, to disclose that Boulder will seek to raise additional equity capital or obtain loans from its founders, initial stockholders or private investors. We have also added disclosure in the same section on pages 3 and 46 to disclose that Stephen B. Hughes has agreed to loan Boulder up to $500,000 of additional working capital, subject to approval by Boulder's board of directors.

Proposal 1: The Merger Proposal, page 30

4.	We note the revised disclosure in response to comment 21 of our letter dated December 12, 2006 that the valuation of up to $525 million was developed by Citigroup. Please revise to elaborate on the "long-term business results that could be expected of GFA under Boulder management."

Securities and Exchange Commission
February 5, 2007

           We have revised the paragraph beginning with "On May 25, 2006," on page 32, to disclose that the continued growth of GFA, through the expanded distribution of existing products and the development of new products are the long-term business results expected for GFA under Boulder management.

5.	In connection with the preceding comment, please revise to clarify if management found it is reasonable and appropriate to value a business based on "results that could be expected of GFA under Boulder management" instead of the current and historical performance of GFA.

           We have added a statement to the end of the paragraph beginning with "On May 25, 2006," on page 32, indicating that Boulder believed it was reasonable to value GFA's business based on results that could be expected of GFA under Boulder management rather than solely on the current and historical performance of GFA.

6.	Please revise to elaborate on the "proposal presented by Mr. Gluck" which suggested a valuation of $450 to $475 million. Clarify if this proposal is separate from that prepared by Citigroup.

           We have added disclosure to the paragraph beginning with "On May 26, 2006," on page 32, to disclose that the valuation of $450 million to $475 million was separate from Citigroup's valuation and was proposed by Boulder as part of its negotiating strategy to obtain the best possible price for its shareholders.

7.	We note your response to comment 29 of our letter dated December 12, 2006. On page 35, we note that the "exercise of [your] rights under" the indemnification agreements will be determined by your board. It is not clear why you would choose not to enforce the terms if Messrs. Hughes and Lewis contest their responsibilities. Please revise to clarify.

           Boulder's board of directors has not determined the actions they would take if Messrs. Hughes and Lewis were to default under their indemnification agreements, inasmuch no default has yet occurred. We have added a statement to the second bullet point on page 35 indicating that the board will decide the actions it will cause Boulder to take if and when a default were to occur, based on the facts and circumstances at the time, including whether litigation could be costly and delay dissolution.

Our Reasons for the Merger, page 36

8.	We note the additional disclosure in response to comment 33 of our letter dated December 12, 2006. Please revise to elaborate on the "favorable arbitrage" that is disclosed on page 37. Please revise to clarify if it is always favorable or if it ever presents material risks.

Securities and Exchange Commission
February 5, 2007

           We have revised the paragraph under the subheading "Low to moderate capital requirements," beginning on the bottom of page 37, to disclose that favorable arbitrage allows GFA to pay its suppliers with money already received from its customers and that if the payment terms are adjusted, GFA would have to fund the additional working capital requirements.

9.	We note your response to comment 34 and the additional disclosure on page 38. Please revise to elaborate on the analysis your management went through to arrive at a determination that GFA is worth at least $550 million so that investors can fully understand the basis for the value.

           We have revised the paragraph under the heading "Due Diligence," on page 38, by disclosing the analysis Citigroup went through to arrive at a valuation of GFA, upon which Boulder's board of directors relied to determine the value of GFA.

Fairness Opinion, page 38

10.	We note the revised disclosure on pages 41 and 42 in response to comment 35 of our letter dated December 12, 2006. Based on the September 30, 2006 numbers, it does not appear that the estimate for 2006 was accurate. Please revise to disclose, in managements opinion, if the divergence of the actual 2006 performance and the projected performance affects the reasonableness of the projections and discounted cash flow analysis.

           We have responded to this comment by adding two paragraphs, on page 42 under the table containing the historical financial data of GFA, (a) to disclose the reasons why the net revenue and EBITA amounts listed for the nine months ended September 30, 2006 and the total estimates for the 2006 calendar year are both accurate and (b) to disclose that if, contrary to expectations, EBITA for all of 2006 comes in significantly below estimates, the GFA merger will not occur because the bank financing will not occur.

11.	We note the revised disclosure in response to comment 37 of our letter dated December 12, 2006. We also note that management agrees with Duff and Phelps's assessment. It is not clear if management agreed with just the assessment that the historical revenue growth and EBITA margins are above the median or if they agreed that based on such numbers that it is appropriate and reasonable to select the higher end of the multiple ranges when estimating the value of the target even though GFA's LTM revenues are substantially less than those of every listed company except one. Please revise to clarify.

           We have revised the paragraph under the first table, on page 43, to disclose that Boulder's management agreed with Duff and Phelps' assessment of the multiple ranges and to provide an explanation of management's reasoning for agreeing with the assessment based on GFA's EBITA margin and its projected growth in profits.

Securities and Exchange Commission
February 5, 2007

Consequences if Merger Proposal is Not Approved, page 46

12.	We note the additional disclosure on pages 46 and 47. Please revise to quantify the amount of liabilities that are owed to parties that have executed waivers intended to prevent them from bringing a claim against the trust.

           We have added language after the first sentence under the caption "Distributions on Liquidation," on page 48, stating that there are no liabilities on Boulder's balance sheet as of September 30, 2006 for which Boulder has received waivers, but that the $3.6 million deferred underwriting fee to Citigroup on Boulder's balance sheet will not be payable unless a business combination occurs. We also have disclosed that some of the obligations for which Boulder has received waivers, such as from GFA for breach of the merger agreement, cannot be quantified absent a breach.

13.	We note the additional disclosure on page 47 that the actual distributed amount "could be less than the $8.00 price" paid. It is not clear if there could be a scenario where the distribution amounts during a liquidation would not be less than $8.00. Please revise to clarify.

           We have responded to this comment by replacing the phrase "could be less than the $8.00 price paid" with "will likely be less than the $8.00 price paid" under the sections titled "Consequences if the Merger Proposal is Not Approved" on pages 3 and 46.

The Merger Agreement, page 50

14.	So that investors can fully understand the consideration to be paid in this transaction, please revise to elaborate on the increase in the purchase price that would occur should cash exceed indebtedness. Please revise to discuss GFA's cash condition on a daily basis. Disclose the cash in comparison to indebtedness in your next amendment.

           We have added additional disclosure to the end of the next to last paragraph on page 50 disclosing GFA's cash and indebtedness as of January 31, 2007. We also have added a statement indicating that an increase in cash on GFA's balance sheet at closing will be a wash, because that cash will be available for Boulder's use at closing. For that reason, we have not added estimates regarding daily changes in cash and debt. If all of GFA's indebtedness is paid, GFA may either distribute the cash on hand to its stockholders, or retain the cash and increase the merger price by that amount.

           Assume, for example, that all GFA debt is paid, and that there is $500,000 cash on hand at closing. Boulder will increase the merger price by $500,000, and will have access to the $500,000 cash on GFA's balance sheet at closing. In either circumstance, GFA's stockholders will have received an additional $500,000.

Securities and Exchange Commission
February 5, 2007

           As previously disclosed in the filing, if debt exceeds cash, the purchase price will be reduced by the amount of the excess.

Information about GFA, page 76

15.	We note the disclosure on page 80 that most of the target's products are supplied by multiple third-party manufacturers. We also note that some of the "newer products" are supplied by a "sole source." Please revise to discuss the product lines that are supplied by a sole source.

           We have revised the first paragraph under the section titled "Manufacturers," on page 80, to disclose the four product lines that are each supplied by a separate sole source.

16.	We note the additional disclosure at the bottom of page 83 in response to comment 66 of our letter dated December 12, 2006 that the target also contracts currently with an affiliated company that provides it with sales and marketing consulting services. Please revise to clarify if that relationship will continue after the consummation of the business combination, and if so under what terms will the relationship continue.

           We have added a sentence to the end of the last paragraph on page 83, which states that the services will continue on the same terms for a transition period of 60 days after the merger, or on June 30, 2007, if earlier.

Management's Discussion and Analysis, page 99

17.	Please revise to elaborate on the derivative liabilities that amounted to $4.0 million.

           We have responded to this comment by adding a cross-reference, in the second paragraph under the section titled "Results of Operations and Known Trends or Future Events" on page 99, to the section titled "Accounting for Warrants-Derivative Liability," on page 104. The "Accounting for Warrants-Derivative Liability" section provides a detailed discussion of the derivative liabilities that amounted to $4.0 million.

18.	Please revise to clarify if Citigroup signed a waiver for its financial advising fees.

           As already disclosed in the third full paragraph on page 101, Citigroup is not entitled to any financial advisory fee in connection with the GFA merger unless the merger actually occurs, so no waiver of its financial advisory fee was deemed necessary.

           We have added a statement as the second sentence of that paragraph stating that Citigroup's $3.5 million deferred underwriting fee likewise is contingent on the merger.

Securities and Exchange Commission
February 5, 2007

Beneficial Ownership of Securities, page 106

19.	We note your response to comment 80 of our letter dated December 12, 2006. It would appear that the possibility exists that the public warrants could be exercised within 60 days of the date of this document. Please advise how Rule 13d-3 of the Exchange Act of 1934 leads to the conclusion that a possibility, and not a certainty, that rights to acquire will not exist is enough to exclude securities as beneficially owned.

           Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 states as follows:

"A person shall be deemed to be the beneficial owner of a security, . . ..if that person has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a) within sixty days, including but not limited to any right to acquire:

(A)	Through the exercise of any option, warrant or right;" [emphasis added]

           As the possibility exists that the holders of the public warrants and director warrants will have the right to exercise the warrants within 60 days of the proxy statement, we have revised the stock ownership table, on page 106, to include the shares underlying these warrants, as further described in note (1) on page 107 and the last sentence of the first paragraph on page 109.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page FS-5

III.    Pro Forma Adjustments, page FS-18

20.	We note your revisions to pro forma adjustments 2 and 5 with respect to our prior comment 88. However, you have not fully disclosed the terms and conditions of the preferred stock (e.g., liquidation rights, dividends, voting rights, conversion, etc.) or your accounting treatment in the mezzanine section of the balance sheet. Please revise accordingly.

           We have revised the section titled "Basis of Pro Forma Presentation," beginning with the fourth paragraph on page FS-13, by disclosing the terms and conditions of the preferred stock and its accounting treatment as temporary equity in the mezzanine section of the balance sheet.

Interim Financial Statements, page FS-52

Note 2 - Revenue Recognition, page FS-56 (page FS-59 of this amendment)

21.	We note the paragraph on top of page FS-57 discussing the company's refined process of estimating the sales adjustment. Please explain to us in sufficient detail the current and previous process of estimating sales adjustments. Tell us if this change has resulted in a change in accounting principle and if so, provide the disclosures required by SFAS 154.

Securities and Exchange Commission
February 5, 2007

           GFA has advised as follows:

           GFA has always recognized revenue upon delivery of its product to customers. The current practice of recognizing revenue is based on an invoice by invoice review. Each invoice and related shipment is reviewed to establish when actual delivery to the customer has occurred and that the earnings process is complete. At such time, revenue will be recognized. In the past, GFA had also recognized revenue upon delivery of its products to customers, but the recognition was based on the established time it would take to deliver the product to the customer, determined by the distance traveled between shipment point and the delivery point.

           The revenue recognition policy has not changed at GFA, but has been refined. GFA does not believe that this change constitutes a change in accounting principle under SFAS 154. Under SFAS 154, a change in accounting estimate (as opposed to a change in accounting principles) is defined as a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities.

           Changes in accounting estimates result from new information or subsequent developments and accordingly from better insight or improved judgment. Management should use all information that becomes available subsequent to the date of the financial statements, but prior to their issuance, to formulate accounting estimates.

           A change in estimate should not be accounted for by changing amounts reported in financial statements of prior periods or by reporting pro forma amounts in prior periods. Rather, a change in an accounting estimate should be accounted for in (i) the period of the change if the change affects that period only, or (ii) the period of the change and future periods if the change affects both.

Financial Statements, page FS-61

Note 1 - Summary of Significant Accounting Policies, page FS-65

Revenue Recognition, page FS-67 (page FS-70 of this amendment)

22.	We reiterate our request from our previous comment 99 for you to address each of the four criteria in SAB Topic 13 in your revenue recognition disclosure. Revise to clarify when "the earnings process is complete." Also, please tell us if the company has been obligated to accept any returns in the past and if so, please quantify the amount of these returns.

Securities and Exchange Commission
February 5, 2007

           GFA has added a discussion of the four criteria of SAB Topic 13 (an arrangement, delivery, determinable price, and collectibility) to the revenue recognition disclosure on:

•	pages FS-59 to FS-60;

•	page FS-70;

•	page FS-83; and

•	pages FS-96 to FS-97.

           GFA has never been obligated to accept any returns. GFA has added a statement to this effect on:

•	page FS-60;

•	page FS-70;

•	page FS-84; and

•	page FS-97.

Note 7 - Shareholders' Equity, page FS-70

23.	We note your response to our prior comment 101 stating you believed a change in control was remote. Tell us if you considered a change of control remote prior to and as of December 31, 2005, and as of March 31, 2006. Also, we reiterate our request for you to tell us how you determined there should not be any accounting treatment for the put option and the source in the accounting literature you relied on for your conclusions.

           The put option in question contained a change of control feature. GFA believed that a change of control was remote prior to and as of December 31, 2005 and as of March 31, 2006 because the ownership group had no intention of selling the business prior to those dates and there was no acquisition agreement in place between the two parties.

           Per SFAS 150, paragraph 10, a financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable and, therefore, becomes a liability if that event occurs, the condition is resolved or the event becomes certain to occur. Since the event did not occur, no fair value was accorded to the put option. In addition, once the offer to acquire the Company was made in June of 2006, the put option was waived for no consideration.

Securities and Exchange Commission
February 5, 2007

Note 9 - Related Party Transaction, page FS-71

24.	We note your response to our prior comment 103 stating GFA Ohio is not a wholly owned subsidiary of GFA Holdings, Inc., since the company only acquired certain assets from GFA Ohio. However, we note references throughout the document to the acquisition of GFA Ohio and the combined financial statements of GFA Ohio and FFI that have been presented as predecessor financial statements. Please expand the disclosure to describe the acquisition of GFA Ohio's assets and explain the extent of the remaining business of GFA Ohio. Clarify, if true, that GFA Ohio, at this point, is a third party and is not consolidated in the accompanying financial statements.

           GFA has expanded the disclosure to describe the acquisition of GFA Ohio's assets by adding the second sentence in the fourth full paragraph, on page FS-68, which lists the assets acquired and the approximate value of those assets. GFA has also revised the first full paragraph on page FS-75 to describe the extent of the remaining business of GFA Ohio and to clarify that GFA Ohio is a third party and is not consolidated in the accompanying financial statements.

Note 3 - Acquisition, page FS-81

25.	Clarify in your footnotes if "GFA" is the same entity as "GFA Holdings, Inc.," which is sometimes referred to as "Holdings" and "the Company." Consider using only one abbreviation or acronym to refer to GFA Holdings, Inc.

           The footnotes have been revised to clarify that "GFA" is the same entity as "GFA Holdings, Inc." and "the Company," by changing "GFA" to "Holdings," where appropriate. Only one abbreviation, "Holdings," is now used to refer to GFA Holdings.

26.	We re-issue part of our prior comment 104 as follows. Tell us your basis for determining the $10,000,000 value for the 100,000 shares of common stock issued to FFI. Revise to provide all disclosures required by paragraphs 51-57 of SFAS 141.

           The $10,000,000 value for the 100,000 shares of common stock issued to FFI was based on an arms length negotiation of value between two unrelated parties and was negotiated in light of the total transaction consideration between the shareholders of FFI and GFA Ohio on one side and the Company's private equity investor, TSG, on the other side.

           GFA has updated the fourth paragraph on page FS-68 and the lead-in to the second table on page FS-86 to include all of the disclosures required by paragraphs 51-57 of SFAS 141.

Securities and Exchange Commission
February 5, 2007

27.	In your response to our prior comment 108 you state you expect Smart Balance and Smart Beat product lines to "continue generating sales" even after their patents expire. Tell us if you believe these products will contribute to cash flows indefinitely and if so, provide us with the analysis that supports this position.

           Boulder advises that it is not possible to estimate with certainty the useful life of trademarked brands associated with patents. The valuation that GFA obtained of its intangibles (which we supplied supplementally to the staff in connection with the prior filing) did not include detailed analysis supporting its conclusion that these assets have an indefinite useful life. However, Boulder and GFA believe that strong brands generate revenues based on brand identification, even after the related patents expire.

           The trademarks for Smart Balance(R) and Smart Beat(R) were determined to have an indefinite life upon purchase in 2004 in accordance with SFAS 141. Paragraph 46 of SFAS 141 states, "After initial recognition, goodwill and other intangible assets acquired in a business combination shall be accounted for in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets." Paragraph 11 of SFAS 142 states that "If no legal, regulatory, contractual competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered indefinite." Nothing has occurred since the purchase in 2004 that would indicate that the status of either trade mark is not indefinite. This is further bolstered by the pending sale price of GFA.

Note 8 - Shareholder's Equity, page FS-84

28.	We note your response to our prior comment 110 stating the Class A-2 shares are non-voting. Please provide us with your justification in the accounting literature for discounting the Class A-2 common stock. Please refer to SFAS 123.

           GFA has advised as follows:

           In connection with the incorporation of the Company and the acquisition of GFA Brands, Inc., the Company issued 553,163 Class A-1, $.001 par value common shares (including 443,163 shares for cash to a private equity firm as the initial capitalization) and issued 59,240 Class L, $.001 par value common shares (including 49,240 shares for cash to a private equity firm as the initial capitalization).

           The price was negotiated at arms' length in connection with the acquisition by a private equity firm of GFA Brands, Inc. The private equity firm acquired a majority of the Company's equity, and the former stockholders (who also were senior management) of the acquired business acquired the remainder. The price of each class of stock was as follows:

Securities and Exchange Commission
February 5, 2007

Class A-1 $8.18 per share

Class L $1,000 per share

Class	Shares	Per share price	Total cost
Class A-1	533,163	$ 8.18	$ 4,363,532
Class L	59,240	1,000	59,240,000

Total	592,403	$ 107.36	$ 63,602,532

           The Class A-1 common stock is referred to as the "Voting Class A Common Stock", and the holders of the Voting Class A Common Stock have all voting rights pertaining to the stock of the Company.

           The shares of Class L common stock are entitled to receive all distributions until there has been paid an amount equal to the Class L Base Amount ($1,000 per share), plus an amount sufficient to generate an internal rate of return equal to 10% per annum, compounded quarterly. After fulfilling the requirement of the Class L shares, any additional distributions will be made to the Class A shares.

           In October 2004, the Company issued 25,123 Class A-2 shares, $.001 par value to certain long-standing employees of the Company at a price of $1.00 per share to allow the employees to participate in the growth of the Company. Unlike the A-1 shares, the A-2 shares are non-voting and represent a minority interest in the Company.

           In considering the valuation of the Class A-2 shares, GFA considered the characteristics of the Class A-2 shares relative to both the Class L and Class A-1 shares. Since the Class L shares were to receive their full investment plus an internal rate of return of 10 percent, and due to the fact that the combination of the Class L and Class A-1 shares represented the then full valuation of the company, the only value ascribed to the Class A-2 shares was the consideration paid, i.e., $1 per share. Other factors considered in the Class A-2 valuation included significant transfer restrictions, the lack of voting rights and the fact that the shares represent a minority position. The Class A-2 shares may not be transferred to anyone, except to heirs in the case of death and then only so long as the heirs agree to be bound by the transfer restrictions. The Class A shares also are subject to drag-along rights requiring the holders to sell if the majority stockholder, a private equity firm, elects to cause a sale of the Company.

Securities and Exchange Commission
February 5, 2007

           FASB 123 requires that equity instruments issued to employees and the cost of any services received as consideration be measured and recognized based on the fair value of the equity instruments issued. FASB 123 defines the fair value of an asset as the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. For assets for which quoted market prices are not available, the estimate of fair value should consider prices for similar assets and the results of valuation techniques to the extent available in the circumstances.

           Under FASB 123, transfer restrictions are reflected in estimating the value of the equity instruments. While GFA did not obtain an appraisal of the fair value of the Class A-2 shares issued in 2004, its board of directors determined that the shares had a value of $1, the price paid by the employees, based on the fact that (1) the Class L shares were entitled to $1,000 per share, plus 10% per annum before any distributions would be made to the other shareholders, and (2) the Class A-2 shares are not transferable except upon death and are subject to drag-along rights requiring the Class A-2 holders to sell at the same price as the majority shareholder, if the majority shareholder so requires. The Class A-2 holders do not have tag-along rights that require the majority shareholder, if it sells, to arrange a sale for the Class A-2 holders at the same price.

           GFA's board of directors also took into consideration the fact that the Class A-2 shares do not have voting rights and represent a minority interest in the Company. The holders of the Class A-2 shares were not free to transfer the shares to any other person, except upon their death and then only pursuant to the laws of descent and distribution and subject to the same transfer restrictions. Moreover, even if GFA and its majority shareholder were to waive these transfer restrictions, a willing buyer would not pay the same price per A-2 share as for the A-1 shares, because the A-1 shares control the vote. A controlling interest represents a more valuable asset to a buyer than a minority interest, and GFA's majority shareholder sought to preserve the possibility of a control premium for itself by not granting tag-along rights to the Class A-2 shareholders.

(continued on the next page)

Securities and Exchange Commission
February 5, 2007

Other

           The balance of the changes consist of updating information or corrections.

                Boulder, GFA, Boulder's private placement investors and Boulder's lenders are anxious to schedule and hold the special meeting. We would very much appreciate the staff expediting the review of the current filing in order to permit Boulder to mail the proxy statement on Tuesday, February 13. We understand that this request would require the staff to complete its review faster than what we understand is an internal 10-business day benchmark for reviewing amendments. We would very much appreciate the staff's assistance in making up lost ground from the staff's turn-around time for previous filings, which is outlined below:

	Date of Filing	Turn-Around Time	Date of Comment Letter	Turn-Around Time
1.	October 27, 2006	N/A	December 12, 2006	46 days
	(initial preliminary			(30 business days)
proxy materials)
2.	December 29, 2006	17 days	January 31, 2007	33 days
	(lst amendment)	(12 business days)		(20 business days)
3.	February 2, 2007	2 days
	(2nd amendment)	(2 business days)
Sincerely,
/s/ Linda Y. Kelso
Linda Y. Kelso

LYK:dkm
Enc.

cc:	Mr. Stephen B. Hughes
Mr. Robert S. Gluck
Mr. James E. Lewis
Mr. Christopher Wolf